AGENIX LIMITED
7 Durbell Street P.O. Box 391
Acacia Ridge QLD 4110
Australia
Tel : +61 (0)7 3370 6396
Fax : +61 (0)7 3370 6370
Website : www.agenix.com

AGENiX

[redacted]

07026708

082-34639

SEC MAIL PROCESSING SECTION
RECEIVED
SEP 10 2007
WASH. D.C.
186

SEC#82-5258

27 August 2007

US Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street NW
WASHINGTON DC 20549
USA

SUPPL

Dear Sir

Re: Submission Under Rule 12g3-2(b) - Agenix Limited

We refer to the attached announcement that was made to the Australian Stock Exchange on 27 August 2007.

We are providing a copy of the announcement by virtue of our requirements under Rule 12g3-2(b).

Yours sincerely

PROCESSED
SEP 21 2007
THOMSON FINANCIAL

Erica Headlam
Assistant Accountant

dw 9/19

AGENIX

27 August 2007

AGENIX BOARD CHANGES

Agenix wishes to announce the appointment of Mr Jonathan Zhang to its Board, effective immediately. Mr Zhang is the current Chief Executive Officer, and one of the originating founders, of Agenix' Chinese operations incorporating biopharmaceutical and a GMP certified manufacturing operations.

Mr Zhang is responsible for all new drug related research and development within the Chinese operations, and has extensive international pharmaceutical research and development experience in senior management roles for Sandoz, Ethical, Kendle and Pfizer. Mr Zhang has a degree in Biology from Fairleigh Dickson University, New Jersey, USA.

Agenix is also pleased to announce the appointment of Mr Anthony Lee to its Board, effective immediately. Mr Lee has more than fifteen (15) years international business experience, and has been actively involved in the management of companies in the construction industry in Asia.

Mr Lee has specialist skills and experience in business development/marketing, quality control and cost management.

Resigning from the Board effective 31 August 2007 is Mr Gim-Choon Ang, whose other business commitments have limited his time available to Agenix.

Agenix Chief Executive Officer, Mr Neil Leggett today said, "I am delighted to welcome Jonathan Zhang and Anthony Lee to the Board in line with our business interests in China and our strong shareholder base in Asia. I would also like to offer sincere thanks on behalf of the Board to Gim-Choon Ang for his contribution over the last nine months".

END

For more information, please contact:

Mr Neil Leggett
CEO and Managing Director
Agenix Limited
Ph: 61 7 3370 6310

Agenix Limited [ASX: **AGX**, OTC (NASDAQ): **AGXLY**] is a biotechnology company based in Brisbane, Australia. Through its wholly owned subsidiaries, Agen Biomedical Ltd and Agenix Biopharmaceutical (Shanghai), the company has a strategic goal of building and developing a pipeline of therapeutic and imaging products.

Agen Biomedical's lead candidate is its high-technology blood clot-imaging agent, ThromboView®,which has been undergoing human clinical trials in the United States, Canada and Australia. ThromboView® uses radio-labelled antibodies to locate blood clots in the body, and could revolutionise the global clot diagnostic imaging market. Preparation is underway for commencement of a Phase II pulmonary embolism clinical trial in the United States and

Canada. ThromboView® is being developed with the assistance of the Australian Federal Government through its START scheme. ThromboView® is a registered trademark of Agen Biomedical Ltd.

Agenix Biopharmaceutical (Shanghai) owns two associated Chinese life sciences companies. One, Shanghai Rui Guang Bio-Pharma Development Co., Ltd, is a biopharmaceutical company which has a pipeline of anti-viral drugs in development. Its lead product candidate, a hepatitis B virus drug, has successfully completed Phase III clinical trials in China and is awaiting China State Food and Drug Administration approval for market launch in China. The second, Shanghai Yi Sheng Yuan Pharmaceutical Co., Ltd, has a GMP certified manufacturing facility which has the capacity to produce 150 million tablets per annum (based on a 5-day working week at 8 hours per day).

www.agenix.com

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END